October 3, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust (“Trust”)
MainStay Cornerstone Growth Fund
(File No. 333-160918 and File No. 811-22321)

Dear Ms. Cole:

On behalf of the Trust, an open-end management investment company with 30 separate series, enclosed herewith for filing with the U.S. Securities and Exchange Commission (“SEC”) is the Trust’s Registration Statement on Form N-1A (“Registration Statement”). The purpose of this filing is to register the MainStay Cornerstone Growth Fund (“Fund”) under the Investment Company Act of 1940, as amended, and its shares under the Securities Act of 1933, as amended. The Fund is intended to serve as a shell series into which two funds will reorganize: (1) Keystone Large Cap Growth Fund, a series of Keystone Mutual Funds, on or about January 11, 2013, pending shareholder approval; and (2) an existing series of the Trust, MainStay Growth Equity Fund, on or about January 18, 2013, pending shareholder approval. A registration statement on Form N-14 relating to the proposed reorganization of MainStay Growth Equity Fund has also been filed today.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Registrant and NYLIFE Distributors LLC (the “Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective November 2, 2012 or as soon thereafter as practicable. The Registrant and Distributor are aware of their obligations under the Securities Act of 1933, as amended.

Please note that the Trust intends to file a post-effective amendment to its Registration Statement in order to add any additional disclosure or exhibits that may be necessary or required in order to complete the Registration Statement and to respond to comments from the SEC staff regarding the Registration Statement.

The Registrant requests that notification of such effectiveness be made by telephone call to Thomas Humbert, Assistant Secretary of the Fund at (973) 394-4505.

No fee is required in connection with this filing.

Please direct any comments or questions concerning the filing to the undersigned at (973) 394-4505.

Very truly yours,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary of MainStay Funds Trust

/s/ Stephen P. Fisher

Stephen P. Fisher

President of NYLIFE Distributors LLC

cc:	J. Kevin Gao, Esq.
Sander M. Bieber, Esq.